Exhibit 99.1

September 1, 2020
Re: Tender offer by a third party for KBS Growth & Income REIT, Inc. shares
Dear KBS Growth & Income REIT Stockholder:
You may soon receive, or have already received, correspondence from CMG Partners, LLC and its affiliates (the “Bidder”) related to a tender offer to purchase your shares of KBS Growth & Income REIT, Inc. (the “REIT”). Please be aware that the Bidder has a history of making tender offers for non-traded REIT shares at prices that have been significantly below their disclosed estimated value. We believe the Bidder’s offer price represents an opportunistic attempt by the Bidder to make a profit off your shares at a time of significant economic uncertainty by purchasing them at what we believe to be a deeply discounted price. We also believe that the Bidder’s offer is meant to take advantage of the illiquidity of the REIT’s shares by buying your shares at a price that we believe is significantly below their fair value in order to make a significant profit and deprive you of the opportunity to realize the full current and potential value of your investment in the REIT. The Bidder has informed us that its offer price will be $2.60 per share. We believe the Bidder’s offer price is substantially below the value of your shares and recommend against selling your shares at that price
To decline the Bidder’s tender offer, simply ignore it. You do not need to respond to anything.
In arriving at our recommendation against selling your shares to the Bidder, we considered the following:
•The board of directors of the REIT has determined that it is in our best interests and that of our stockholders to pursue a liquidation strategy through asset sales. On August 5, 2020, the special committee of our board of directors directed our advisor, with the assistance of the independent financial advisor of the special committee, to develop a plan of liquidation for approval by the board of directors and submission to our stockholders. We currently expect to present a plan of liquidation for a vote of stockholders within the next three to six months, with the goal of completing the liquidation of the REIT no later than the end of 2022. Stockholders are cautioned, however, that we currently have no agreements in place to sell any of our assets and economic and market conditions that arise in the future including the effect of the ongoing pandemic related to COVID-19 could impact this process and could influence the REIT to either accelerate or delay the implementation of a plan of liquidation.
•On December 4, 2019, the REIT’s board of directors approved an estimated value per share (the “December 2019 EVPS”) of the REIT’s common stock of $8.43, based on the estimated value of the REIT’s assets less the estimated value of the REIT’s liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2019. We note the December 2019 EVPS did not take into account estimated disposition costs and fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of the REIT’s debt obligations, or the impact of restrictions on the assumption of debt. Based on the recent experience of the REIT’s external advisor, KBS Capital Advisors LLC (the “Advisor”), with dispositions of individual office properties in another KBS-sponsored program, and adjusted for the disposition fee payable to the Advisor by the REIT, the REIT expects disposition costs and fees related to the sale of the properties in the portfolio to be 2.2% to 4.9% of the gross sales price less concessions and credits, with the average being approximately 2.8%. If this range of disposition costs and fees were applied to the estimated value of the REIT’s real estate properties, which does not include these costs and fees in the appraised values, the resulting impact on the December 2019 EVPS would be a decrease of $0.40 to $0.90 per share.1

___________________________
1 For a full description of the methodologies and assumptions used in the REIT’s valuation, see the REIT’s Current Report on Form 8-K, filed with the SEC on December 12, 2019.

800 Newport Center Drive, Suite 700, Newport Beach, CA 92660 | Tel 949.417.6500

•In addition, the December 2019 EVPS does not take into account developments in the REIT’s portfolio since December 4, 2019. As such, the risks associated with the outbreak of the COVID-19 pandemic are not priced into the December 2019 EVPS. The COVID-19 pandemic, together with the resulting measures imposed to contain the virus, has had a negative impact on the economy and business activity globally. During the most recent quarter, the REIT granted rent relief to a small number of tenants, but as the impact of the pandemic continues to be felt, these tenants or additional tenants may request rent relief in future periods or become unable to pay rent. If tenants default on their rent and vacate, the ability to re-lease this space is likely to be more difficult if the economic slowdown continues and the value of our real estate properties would be adversely affected. Any long-term impact of this situation, even after an economic rebound, remains unclear. The extent to which the COVID-19 pandemic impacts the REIT’s operations and those of its tenants remains uncertain and cannot be predicted with confidence, and will depend on the ultimate scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.
While we believe the Bidder’s offer price is substantially below the value of your shares, based on initial feedback in connection with developing the plan of liquidation, we believe the current value of your shares is below the December 2019 EVPS. Although the REIT is still developing the plan of liquidation and is not in a position to establish an updated estimated value per share at this time, based on this initial feedback, the impact of the COVID-19 pandemic on the economy and the oil markets, the civil unrest that has emerged and impacted certain cities in the U.S., business interruptions in the real estate submarkets where the REIT’s properties are located, and the concentration of our portfolio in those cities - Chicago, Portland and Houston, we believe the value of our real estate portfolio has decreased from that used to establish the December 2019 EVPS. We are providing this information solely to inform you in your decision regarding the Bidder’s tender offer, which we believe is substantially below the value of your investment in the REIT notwithstanding any reduction in the value of the portfolio since December 2019. Additional information regarding our updated estimated value per share will be provided in connection with the plan of liquidation that we expect to present for a vote of stockholders within the next three to six months.
•The REIT’s board of directors has determined to adjust the distribution policy for the REIT in response to the uncertainty caused by the ongoing public health crisis of the COVID-19 pandemic and its uncertain impact on the REIT’s operations and those of its tenants. Going forward, the board of directors expects to consider and declare quarterly distributions based on a single quarterly record date commencing with the third quarter of 2020.
•We have adopted a share redemption program (the “SRP”) that provides our stockholders a limited ability to sell their shares to the REIT upon a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined in the SRP, and collectively “special redemptions”), subject to certain restrictions and limitations. On August 5, 2020, our board of directors established a new dollar amount limitation under our SRP for the remainder of the calendar year 2020 of $200,000. This reduced dollar amount limitation will be effective for and include redemptions for the month of August 2020. The board may amend, suspend or terminate the SRP upon 10 business days’ notice to stockholders.
Please be aware that the Bidder is in no way affiliated with the REIT, the REIT’s external advisor, KBS Capital Advisors LLC (the “Advisor”), or any of their affiliates. Also, please note that the Bidder does not have a copy of the REIT’s stockholder list. The Bidder’s mailing will be conducted by a third party, which has agreed to keep the stockholder list confidential.
As a plan of liquidation is expected to be presented to stockholders in the next three to six months, we expect that firms that conduct mini-tender offers will increase their activity and that these bidders will conduct these mini-tenders more frequently during the next several months at pricing substantially below the value of your shares. The REIT will respond and state its position to each of these mini-tender offers. In order to avoid the costs of additional mailings, we will post our response to this mini-tender offer, any updates or changes in our response to this mini-tender offer and our responses to future mini-tender offers at www.kbs-cmg.com, under the KBS Growth & Income REIT, Inc. “Investor Information” section. Such updates or responses will also be filed with the SEC on a Current Report on Form 8-K. If you have any questions related to this or future mini-tender offers, please consult with your financial representative or contact KBS Capital Markets Group LLC at (866) 527-4264

We urge you to exercise caution with respect to this and other mini-tender offers. Mini-tender offers are offers to purchase less than 5% of a company’s outstanding shares. The SEC has cautioned investors about offers of this nature. Additional information about mini-tender offers is available on the SEC’s website at www.sec.gov/investor/pubs/minitend.htm.
Thank you for your investment in the REIT.
Sincerely,
Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director

IMPORTANT INFORMATION FOR STOCKHOLDERS
ADDITIONAL INFORMATION AND WHERE TO FIND IT
On August 5, 2020, the special committee of our board of directors directed our advisor, with the assistance of the independent financial advisor of the special committee, to develop a plan of liquidation for approval by the board of directors and submission to our stockholders. Once developed and approved by the board of directors of the REIT the proposed plan of liquidation and certain other proposals to be voted on, will be submitted to the REIT’s stockholders for their consideration at the REIT’s Annual Meeting of Stockholders (the “Annual Meeting”). In connection with the proposed plan of liquidation and certain other proposals to be voted on, the REIT will file a proxy statement for the Annual Meeting with the SEC. The definitive proxy statement will be sent or given to the REIT’s stockholders and will contain information about the proposals to be voted on by the REIT’s stockholders at the Annual Meeting, including information relating to the plan of liquidation referenced in this letter. This letter does not constitute a solicitation of any vote or proxy from any stockholder of the REIT.
STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT IS AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS OR MATERIALS FILED OR TO BE FILED WITH THE SEC OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSALS TO BE VOTED ON BY THE REIT’S STOCKHOLDERS AT THE ANNUAL MEETING OF STOCKHOLDERS, INCLUDING THE PLAN OF LIQUIDATION.
When available, stockholders will be able to obtain a copy of the definitive proxy statement and other relevant documents, including the REIT’s Annual Report on Form 10-K for the year ended December 31, 2019 (which also will be sent to the REIT’s stockholders), free of charge at the SEC’s website, www.sec.gov, on the Investor Information page of the REIT’s website at www.kbsgireit.com, or by directing a request by mail to KBS Growth & Income REIT, Inc., c/o DST Systems, Inc., P.O. Box 219015, Kansas City, MO 64121-9015 or KBS Growth & Income REIT, Inc., c/o DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105.
PARTICIPANTS IN THIS SOLICITATION
The REIT, its directors and executive officers, KBS Capital Advisors LLC, the REIT’s external advisor (the “Advisor”), and the Advisor’s officers and employees may be deemed to be participants in the solicitation of proxies from the REIT’s stockholders with respect to the proposals to be voted on at the Annual Meeting of Stockholders, including the plan of liquidation. Information regarding the REIT, its directors and executive officers and the Advisor is detailed in the proxy statements and Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q previously filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Additional information regarding the REIT, its directors and executive officers and the Advisor, including detailed information regarding the interests of such entities or persons in the plan of liquidation, will be included in the REIT’s proxy statement in connection with the Annual Meeting when it becomes available. Stockholders may obtain the definitive proxy statement and other relevant documents free of charge as described above.

Cautionary Note Regarding Forward-Looking Statements
The foregoing includes forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The REIT intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the REIT and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The REIT undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The REIT makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management.
If the proposed plan of liquidation is approved by the stockholders of the REIT, there are many factors that may affect the amount of liquidating distributions the REIT will ultimately pay to its stockholders, including, among other things, the impact of the COVID-19 pandemic on the value of the real estate properties, the ultimate sale price of each asset, changes in market demand for office properties during the liquidation process, the amount of taxes, transaction fees and expenses relating to the liquidation and dissolution, and unanticipated or contingent liabilities arising hereafter. No assurance can be given as to the amount or timing of liquidating distributions the REIT will ultimately pay to its stockholders.
The appraisal methodology for the REIT’s appraised real estate properties assumes the properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. Though the appraisals of the appraised real estate properties, with respect to Duff & Phelps, LLC, and the valuation estimates used in calculating the December 2019 EVPS, with respect to Duff & Phelps, LLC, the Advisor and the REIT, are the respective party’s best estimates as of September 30, 2019, the REIT can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the REIT’s appraised real estate properties and the December 2019 EVPS. Actual events may cause the value and returns on the REIT’s investments to be materially less than that used for purposes of the December 2019 EVPS. As discussed above, based on initial feedback, the impact of the COVID-19 pandemic on the economy and the oil markets, the civil unrest that has emerged and impacted certain cities in the U.S., business interruptions in the real estate submarkets where the REIT’s properties are located, and the concentration of our portfolio in those cities - Chicago, Portland and Houston, we believe the value of our real estate portfolio has decreased from that used to establish the December 2019 EVPS.
The COVID-19 pandemic, together with the resulting measures imposed to help control the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions on businesses and school closures, has had a negative impact on the economy and business activity globally. The extent to which the COVID-19 pandemic impacts the REIT’s operations and those of its tenants and the REIT’s estimated value per share and proposed implementation of a plan of liquidation, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Given the uncertainty and current business disruptions as a result of the outbreak of COVID-19, the REIT’s proposed implementation of the plan of liquidation and the estimated value per share may be materially and adversely impacted and this may have a material effect on the ultimate amount and timing of liquidating distributions received by stockholders.
Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the REIT’s ability to maintain and/or improve occupancy levels and rental rates at its real estate properties; the REIT’s ability to sell its real estate properties at the times and at the prices it expects; and other risks identified in Part I, Item 1A of the REIT’s Annual Report for the year ended December 31, 2019 and in Part II, Item 1A of the REIT’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed with the SEC on August 11, 2020. You should interpret many of the risks identified in this letter, in the Annual Report and in the Quarterly Report, as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic.

4